Exhibit (a)(3)

1010 Murry Ridge Lane
Murrysville, Pennsylvania 15668

January 3, 2008

To the Stockholders of Respironics, Inc.:

I am pleased to inform you that on December 20, 2007, Respironics, Inc. (“Respironics”) entered into a merger agreement with Philips Holding USA Inc. (“Philips USA”). Under the terms of the merger agreement, Moonlight Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Philips USA, has commenced a tender offer today to acquire all of the outstanding shares of common stock of Respironics for $66.00 per share, net to the seller in cash, without interest. The tender offer is subject to certain conditions, including the tender of a majority of the outstanding shares, the receipt of US and European Union regulatory approvals and the absence of a material adverse change with respect to Respironics.

Following the completion of the tender offer, Merger Sub will merge with and into Respironics, and shares of Respironics common stock not acquired in the offer will be converted into the right to receive $66.00 in cash per share, without interest.

The tender offer is scheduled to expire at 12:00 midnight (New York City time) on February 1, 2008, unless extended in accordance with the terms of the merger agreement.

The Respironics Board of Directors has determined that the merger agreement, the tender offer and the merger are advisable and in the best interest of Respironics stockholders, and recommends that Respironics stockholders ACCEPT the tender offer and tender their shares of Respironics common stock in the tender offer.

In arriving at its recommendation, the Respironics Board of Directors considered a number of factors. Those factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are Philips USA’s offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Respironics common stock in the tender offer. We urge you to read these documents and to consider this information carefully.

We believe this tender offer is the best result for our stockholders and our company, and I thank you for the support you have given to Respironics over the years.

Very truly yours,

John L. Miclot
President and Chief Executive Officer